

Mail Stop 4561

April 25, 2016

Michael S. Dell
Chairman of the Board and Chief Executive Officer
Denali Holding Inc.
One Dell Way
Round Rock, Texas 78682

Joseph M. Tucci
Chairman of the Board and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, Massachusetts 01748

> **Re: Denali Holding Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed April 11, 2016**
> **File No. 333-208524**
>
> **EMC Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 11, 2016**
> **File No. 001-09853**

Dear Messrs. Dell and Tucci:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2016 letter.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 4. Please keep us apprised of the status of your listing application with the NYSE.

Notes to Denali Unaudited Pro Forma Condensed Combined Financial Statements

2. Basis of Presentation, page 284

2.   We note that you did not include the expected cash consideration to be received upon disposition of Dell Services as a pro forma adjustment to the balance sheet given that the amount will not be finalized until the disposition closes. You also indicate that estimates could materially change as the terms of the sale are finalized. Please revise to include a range of cash considerations you anticipate receiving and a range of gains or losses you expect to recognize upon the sale. Refer to Rule 11-02(b)(8) of Regulation S-X. This comment also applies to EMC Corporation's Preliminary Proxy Statement.

Definitive Additional Proxy Soliciting Materials filed March 31, 2016

Dell & EMC Frequently Asked Questions (FAQ) 3.0 (posted March 30, 2016)

3.   Please advise how you determined that Dell and EMC will create a business with approximately $80 billion in revenue and that the Enterprise Systems business is expected to be over $30 billion in size.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information Technologies and
                                        Services

cc: Richard Capelouto, Esq.
        Simpson Thacher & Bartlett LLP

        Margaret A. Brown, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP